Exhibit 99.3

PERDIGÃO S.A.

CNPJ/MF n.° 01.838.723/0001-27

A Publicly Held Authorized Capital Company

EXTRACT FROM THE MINUTES OF THE 53rd/2009 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS AND THE 3rd EXTRAORDINARY MEETING OF THE FISCAL COUNCIL

DATE, PLACE AND TIME: June 3 2009 at 12:00 p.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The total complement of Board members. PRESIDING OFFICIALS: Nildemar Secches, President and Edina Biava, Secretary. RESOLUTIONS ADOPTED: Approved the cancellation of the convening of the Extraordinary General Meeting to be held on June 19 2009 with the purpose of increasing the Company’s authorized capital limit as approved  at the Extraordinary General Meeting held by this Board of Directors and this Fiscal Council on May 29 2009.This item shall be included on the agenda of the day for resolution at the Extraordinary General Meeting to be held at the beginning of July in order to make the necessary amendments to Perdigão’s Bylaws as already contemplated in the Association Agreement signed with Sadia S.A. on May 19 2009. CONCLUSION: These minutes, having been read and approved, were signed by the participants of the meeting. (I certify that this is an exact copy of the original minutes transcribed to Register Number 2 of the Minutes of the Meetings of the Ordinary and Extraordinary Meetings of the Board of Directors of the Company, folio 93; and the Minutes of the Ordinary and Extraordinary Meetings of the Fiscal Council, folio 57).

EDINA BIAVA

Secretary

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.  U.S. holders of common shares of Sadia are urged to read any informational document or other materials prepared by Perdigão for common shareholders of Sadia regarding the association because they will contain important information.  Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.  A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements. Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur. Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.